Wellspring Aerospace International, Inc.

3933 Clayton Road West,

Fort Worth, Texas, 76116

Telephone 817-480-9865

VIA EDGAR

April 4, 2017

Mail Stop: 3561

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Wellspring Aerospace International, Inc. Registration Statement on Form S-1 Filed December 6, 2016 File No. 333-214925

Dear Mr. McWilliams:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated January 3, 2017 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on December 6, 2016 (“Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 ("Amendment No. 1") to the Registration Statement.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 1.

U.S. Securities and Exchange Commission

April 4, 2017

General

1.	Please disclose that you are a “shell company” as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a “shell company.” We note in this regard your assets consist solely of cash and prepaid expenses and your disclosure on page 3 that you have not engaged in business operations and need the proceeds of this offering to commence executing your business plan.

Response No. 1: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 2 of Amendment No. 1.

2.       Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response No. 2: The Company has not presented any written communications as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5 (d) of the Securities Act.

Market and Industry Data, page 3

3.       You state that you do not guarantee the accuracy or completeness of the information provided by third-party sources. You are responsible for all of the information you include in your registration statement. Please revise this statement accordingly.

Response No. 3: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 2 of Amendment No. 1.

Risk Factors, page 6

4.       Consistent with your disclosure on page 38, please add a risk factor to discuss any potential material conflicts of interest. We also note from your disclosure on page 34 that Mr. Williams remains the CEO of Crosslands and Mr. Eaton may continue to practice law. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.

Response No. 4: The Company has revised the Registration Statement to include the new risk factor. The Company has also revised the Registration Statement pursuant to the above comment.

Please see page 7 of Amendment No. 1.

Use of Proceeds, page 17

5.       Please disclose the amount of net proceeds that you currently intend to use for each purpose identified, including (i) hiring a third-party engineering, design and consulting firm to prepare plans for the CA-6 aircraft wind tunnel testing and FAA certification, (ii) conducting preliminary research and marketing activities for potential purchasers and end-users of the CA-6, (iii) pursuing additional funding, and (iv) continuing other development activities related to your proposed aircraft.

U.S. Securities and Exchange Commission

April 4, 2017

Response No. 5: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 17 of Amendment No. 1.

6.       We note you show the planned use of proceeds assuming the sale of 25% and 100% of the shares being offered. Please also disclose your planned use of proceeds assuming the sale of 50% and 75% of the shares being offered.

Response No. 6: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 17 of Amendment No. 1.

Business of the Company, page 18

7.       Please include specific information here and on page 29 regarding each material event or step required to pursue each of your planned activities, and the associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and costs to complete the initial engineering designs of the CA-6, create a scale model for wind tunnel testing and what is involved in such testing, and complete the initial design review. Similarly, please discuss the material steps and costs to complete the pre-production prototype aircraft manufacturing and assembly.

Response No. 7: The Company has revised the Registration Statement pursuant to the above comment. Please note that the information contained on page 29 has been consolidated with the information presented in “Business of the Company”.

Please see pages 18-25 of Amendment No. 1.

8.       Please reconcile your disclosure that the preliminary design phase changes before final engineering designs are completed will take approximately 10 months with your disclosure that the detailed designs and development and engineering drawings will be complete in 8 months.

Response No. 8: The Company has revised the Registration Statement pursuant to the above comment.

Please see pages 37-38 of Amendment No. 1.

Employees, page 21

Response: None required.

Plan of Distribution, page 23

U.S. Securities and Exchange Commission

April 4, 2017

9.       We note your disclosure that Mr. Williams will be the sole officer engaged in the selling the shares, but that both Mr. Williams and Mr. Eaton will not register as a broker-dealer for the reasons outlined. Please revise to clarify if Mr. Eaton will also participate in selling the shares.

Response No. 9: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 30 of Amendment No. 1.

Business of the Company, page 28

10.       We note the disclosure that you have developed a plan to create certain information systems relating to the engineering, design operation and function of the aircraft. Please discuss in greater detail the plan you have developed to complete the creation of these information systems and the anticipated timeline and costs associated such development.

Response No. 10: The Company has revised the Registration Statement pursuant to the above comment, and removed the section in which that disclosure was included since the relevant material disclosures were contained in the Business section.

Continuing Plan of Operation (0-12 months), page 32

11.       Please discuss the material steps and necessary financing needed to engage a third-party engineering and design firm to perform your planned engineering and design of the CA-6.

Response No. 11: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 37 of Amendment No. 1.

Transactions with Related Persons, page 42

12.       We note that you have included a second section heading for Indemnification, but that the disclosure related to indemnification follows the disclosure related to transactions with related persons. Please revise for clarity.

Response No. 12: The Company has revised the Registration Statement pursuant to the above comment, by removing the second heading for Indemnification.

Please see page 47, and Part II, page II-1, of Amendment No. 1.

13.       Please discuss the promissory notes and loans advanced from related parties in this section, including identifying the related party that made each loan or promissory notes and the amounts involved. We also note that Kevin Reynolds provides office space to you. Please disclose your rent arrangement in this section.

U.S. Securities and Exchange Commission

April 4, 2017

Response No. 13: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 47 of Amendment No. 1.

Directors and Executive Officers, page 34

14.       Please disclose the month and year upon which each executive officer began serving in their respective capacity. Please also disclose the dates of each person’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response No. 14: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 40 of Amendment No. 1.

Exhibit 23.1

15.       Please include a currently dated consent from your auditor in the next amendment of your filing.

Response No. 15: The Company has included a current consent from our auditor.

Please see Exhibit 23.1 of Amendment No. 1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Wellspring Aerospace International, Inc.

Per: /s/ Kevin Williams
Kevin Williams, President